MERUS ANNOUNCES $4.6 MILLION PRIVATE PLACEMENT

Toronto, June 3, 2013 - Merus Labs International Inc. (“Merus” or the “Company”) [TSX: MSL, NASDAQ: MSLI] today announced that it has entered into agreements to issue up to 7,628,667 common shares at a price of $0.60 per share for gross proceeds of approximately $4,577,200, by way of a private placement (the "Offering"). Canaccord Genuity Corp. and Clarus Securities Inc. acted as co-lead financial advisors with Cormark Securities Inc., Byron Capital Markets Ltd. and Paradigm Capital Inc. also acting as financial advisors in connection with the private placement. A six percent finder's fee is payable to PowerOne Capital Markets Limited and other financial institutions in connection with certain placements arranged by such parties.

The proceeds from the Offering are expected to be used by the Company for debt repayment and general corporate purposes. Closing of the private placement is expected to occur on or about June 7, 2013 and is subject to approval by the Toronto Stock Exchange.

These securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus’ actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: the closing of the private placement in the amount set forth above, the use of proceeds of the private placement, general economic and business conditions, changes in demand for Merus’ products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus’ plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information please contact:

Merus Labs International Inc.
Elie Farah
President and CEO
Tel: (416) 593-3701
efarah@meruslabs.com